1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

June 19, 2012

VIA EDGAR

Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) File Nos. 811-05028

Dear Mr. Eskildsen:

In an April 18, 2012 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Amendment No. 293 (“Amendment 293”) to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on March 6, 2012. Amendment 293 was filed to make non-material changes to the Offering Memorandum of the Registrant’s Private Account Portfolio Series. A summary of the Staff’s comment, along with the Registrant’s response, is set forth below.

Offering Memorandum

Comment 1: This filing does not include financial statements responsive to Item 27 of Form N-1A.

Response: Please see Amendment No. 279 to the Registrant’s registration statement, as filed August 30, 2011, which includes the Private Account Portfolio Series Offering Memorandum Supplement dated July 31, 2011 (as supplemented August 30, 2011) (the “OM Supplement”). The OM Supplement contains information responsive to Part B of Form N-1A. Accordingly, the last section of the OM Supplement, entitled “Financial Statements,” incorporates by reference information responsive to Item 27 of Form N-1A.

Amendment 293 was filed several months later solely for the purpose of updating one section of the Private Account Portfolio Series Offering Memorandum, i.e., the information responsive to

US     Austin     Boston     Charlotte     Hartford     Los Angeles     New York     Orange County     Philadelphia     Princeton

San Francisco     Silicon Valley     Washington DC     EUROPE     Brussels     Dublin     Frankfurt     London     Luxembourg

Moscow    Munich     Paris     ASIA     Beijing     Hong Kong

Chad Eskildsen
June 19, 2012

Part A of Form N-1A. No updates to the OM Supplement were necessary or required in connection with Amendment 293. Accordingly, no information responsive to Item 27 of Form N-1A was required to be filed as part of Amendment 293.

*                         *                        *

In addition to this comment, you requested that the Registrant make certain representations concerning Amendment 293 and the response being made to the comment received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Dino Capasso, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

June 19, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 811-05028)

In connection with a response being made on behalf of the Registrant to the comment provided with respect to Amendment No. 293 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on March 6, 2012 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Ryan Leshaw
Dino Capasso